July 27, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Matthew Darby, Esq. and Jan Woo, Esq.

Re:	AppMail, Inc.

Amendment No. 1 to Form 1-A

Filed May 18, 2021

File No. 024-11490

Dear Mr. Darby and Ms. Woo:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of AppMail, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the amendment to Issuer’s Amendment No. 1 to Form 1-A, filed on May 18, 2021 (the “Filing”) provided in your letter dated June 14, 2021 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary, of Amendment No. 2 to the Form 1-A filed on July 23, 2021 (the “Amendment”). Our responses follow the text of each Comment, which we have reproduced below for your convenience.

Amendment No. 1 to Form 1-A filed May 18, 2021
Cover Page

1.	Please expand your cover page disclosure to briefly discuss the voting rights of the holders of the Seed-1 Preferred Stock and the differing voting rights of your Class A and Class F common stockholders.

Response: We have added disclosure discussing the voting rights of the holders of the Seed-1 Preferred Stock and the differing voting rights of our Class A and Class F stockholders. Please see the Cover Page to the Amendment.

2.	You disclose that the subscription agreement will grant an irrevocable proxy to the company's CEO to vote all securities held of record by the investor. Please revise your cover page to highlight that investors in this offering will grant an irrevocable voting proxy to your CEO that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur. Also, revise to further describe the proxy in your summary and securities being offered sections and include a risk factor discussing material risks to investors relating to the proxy.

Response: We have added the requested disclosure to highlight that investors will grant an irrevocable voting proxy to the CEO. Please see the Cover Page, Summary of the Offering, and the Securities Being Offered sections on pages 3, 7 and 39, respectively. We have also added disclosure discussing the specific risk relating to this proxy grant in the risk factor entitled “Certain provisions of our Subscription Agreement, our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware law will materially affect the rights of stockholders” on page 15 and 16.

Implications of Being an Emerging Growth Company, page 6

3.	Disclosure here indicates that you will qualify as an emerging growth company and that this will be significant if and when you become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934. Please revise to clarify whether you intend to register a class of securities under Section 12 of the Exchange Act and whether you intend to do so by filing a Form 10 or a Form 8-A in connection with this offering statement. To the extent you intend to become an Exchange Act reporting company in connection with this offering, please revise to briefly summarize your Exchange Act reporting obligations. Otherwise, please revise to briefly summarize your reporting obligations as a Tier 2 Regulation A issuer.

Response: We have revised the disclosure in the Implications of Being an Emerging Growth Company section located on page 8 to state that the Company has no current intention of filing a Form 10 or Form 8-A and as a result becoming a reporting company under the Securities Exchange Act of 1934 in connection with the offering or otherwise. Further, we have revised the disclosure in this section to briefly summarize our reporting obligations as a Tier 2 Regulation A issuer. Please see page 9.

Summary of the Offering

The Offering, page 6

4.	Please revise to disclose the minimum amount that must be raised in the offering.

Response: We have added the “Minimum Target Amount” in the Summary of the Offering across from “Securities Offered” line item. Please see page 7.

5.	Dilution, page 16

Please address the following as it relates to your Dilution information:

•	Reconcile the 22,338,149 and 22,385,858 shares outstanding as of December 31, 2020 and March 9, 2021, respectively to the number of outstanding shares per the financial statements and to the pre and post-financing outstanding share information in your dilution table.
•	Provide us with your calculations of the pre and post-financing net tangible book value and per share information.
•	Revise to disclose that the table presents only two scenarios.

Response: We have revised the disclosure in the Dilution section on page 17 to reflect the correct number of outstanding shares as of December 31, 2020 and March 15, 2021, which are now consistent with the outstanding shares per the financial statements and the pre and post-financing outstanding share information in our dilution table, and to disclose that the table presents only two scenarios.

As for the calculations of pre and post-financing net tangible book value and per share information, we assumed net tangible book value represents the amount of total tangible assets less total liabilities, excluding goodwill and other intangible assets, if any, and non-controlling interest. The Company did not have any goodwill, other intangible assets or non-controlling assets as of December 31, 2020.

In the pre-financing scenario, net tangible book value prior to offering was calculated by deducting the total liabilities of the Company, or $208,294, from the total tangible assets, or $181,875. Notably, the total assets and tangible assets of the Company were the same as of December 31, 2020, since the Company does not have any goodwill or other intangible assets or a non-controlling interest. To calculate the pre-financing net tangible book value per share, net tangible book value was divided by the total number of outstanding common shares as of December 31, 2020, or 21,425,749.

In the post-financing scenario, the pro-forma balance sheet was prepared by adjusting the cash & cash equivalent balance and the shareholders’ equity balance of the Company for funds received in exchange for the issuance of Series Seed-1 Preferred Stock in both the minimum and maximum offering scenarios. Net tangible book value after the offering was calculated based on the pro-forma tangible asset figures. To calculate the post-financing net tangible book value per share, the pro-forma net tangible book value figures in both the minimum and maximum offering scenario were divided by the fully diluted outstanding shares of the Company assuming the issuance of the minimum and maximum number of shares of Series Seed-1, Seed-2, Seed-3 and Seed-4 Preferred Stock, the shares of our Class A Common Stock issued in 2021, or 60,993), and the increased number of shares issuable pursuant to warrants (from 912,930 shares to 1,329,560 shares) due to the financing, or 29,313,955 and 37,987,424, respectively.

6.	Description of the Business, page 25

We note your disclosure that your patented technology allows numerous options within emails. Please revise to clarify the scope of the patent and which aspects of your platform it covers. In that regard we note that the patent appears to apply to certain airline specific aspects of your products but you intend to expand into different industries.

Response: We have added responsive disclosure on page 29 under “Description of Business and Property – Intellectual Property” generally clarifying the scope of the patent, which aspects of the patent and the Company’s platform that it covers, and its claims regarding other verticals.

7.	We note your disclosure that you have secured investment from JetBlue Technology Ventures and ELAL (Israel) Airlines, and have an agreement with International Airline Group. Please revise to provide more detail about the investment you have from these companies and discuss the material terms of any agreements with these companies.

Response: We have included responsive disclosure on page 26 describing the material terms of the agreements with JetBlue Technology Ventures and ELAL (Israel) Airlines. We have removed the disclosure with respect to the agreement with International Airline Group because it concerned participation by the Company in its Hangar 51 accelerator program, and is no longer effective or material during the periods discussed in the offering circular.

8.	We note that you generated $48,685 in 2020. Please tell us whether any customers accounted for a substantial portion of your revenue. To the extent you are materially dependent on one or a few customers, please disclose the identity of the customer and file any agreements as exhibits, Refer to Item 7(a)(2) of Form 1-A.

Response: This revenue was entirely generated from services performed for LATAM Airlines Group, S.A. (“LATAM”). Although the Company expects LATAM to continue ordering services from the Company once the pandemic recedes and their business recovers, the Company does not expect to be materially dependent on revenue from this customer in current or future periods due to its product and service offering being extended to other verticals, such as e-commerce. We have added disclosure under Management’s Discussion of Results of Operations and Financial Condition – Revenue located on page 30.

Liquidity and Capital Resources, page 30

9.	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. Refer to FRC 501.03(a) and Section IV of SEC Release No. 33-8350 for additional guidance.

Response: We have revised the Offering Circular to include the following disclosure:

As the date of the Offering Circular, the existing capital and anticipated funds from operations are sufficient to sustain Company operations or the business plan over the next eight (8) months. However, we anticipate substantial increases in our cash requirements which will require additional capital to be generated from the sale of Common Stock, the sale of Preferred Stock, equipment financing, debt financing and bank borrowings, to the extent available, or other forms of financing to the extent necessary to augment our working capital. In the event we cannot obtain the necessary capital to pursue our strategic business plan, we may have to significantly curtail our operations. This would materially impact our ability to continue operations. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Please refer to page 31 of the Offering Circular.

10.	We note your disclosure that you recently completed an offering and raised $156,690.73 in a Regulation CF offering. We further note that the form C-U filed March 3, 2021 indicates that you raised $246,729.36. Please reconcile or advise.

Response: In the Form C-U filed on March 3, 2021, the Company indicated that it had raised $246,729.36 based on commitments to invest recorded at the crowdfunding portal that was used to conduct the Regulation CF offering. That portal has advised the company that the final amount actually invested was $173,611.95, and the disclosure has been updated accordingly on page 31 of the Offering Circular.

Compensation of Directors and Executive Officers, page 32

11.	You state that Shi Li and Duncan Sham each agreed to take 60% of their compensation in 2020. Please clarify the amount of compensation that was actually paid to each of the executive officers and whether the remaining 40% of the compensation to each executive officer was deferred or cancelled. Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors or any of its subsidiaries, as required by Instruction 2 to Item 6 of Form 1-A.

Response: The Company paid $57,600 to each of Shi Li and Duncam Sham in 2020, and intends to pay the remaining 40% of the compensation due to each of these persons for their services in 2020, or $48,000, using the proceeds of this offering. We have revised this disclosure accordingly, which is located on page 33.

Signatures, page 43

12.	Please revise to indicate which persons are signing the offering statement as the principal financial officer and as the principal accounting officer.

Response: We have revised the signature blocks within the Offering Circular to indicate the undersigned principal financial and accounting officer as follows:

APPMAIL, INC.

By:	/s/ Shi Li ______________

Name: Shi Li

Title: President, Chief Executive

Officer, Treasurer, Director (Principal

Executive, Accounting and Financial Officer)

Part F/S

Note 5. Safe Notes and Convertible Notes, page II-13

13.	You state that the conversion price of the Crowd Notes is equal to 80 percent of the price paid by investors during the issuance of the equity securities. Please provide us with your conversion calculation for each of the three tranches and reconcile this information to the Series Seed 2, 3 and 4 preferred shares that will be outstanding after this offering.

Response: We have included revisions to Note 5 to clarify the conversion prices of the Crowd Notes. Specifically, the price per share of the Series Seed-1 Preferred Stock issued pursuant to this offering is equal to $0.49. Each of the Crowd Notes convert at a conversion price equal to the lower of: (a) 80 percent of the price paid by investors for the equity securities in the qualified financing (and this offering qualifies) and (b) a price per share based on an enterprise valuation cap divided by the fully-diluted outstanding shares immediately prior to the qualified financing event.  The 20% discount price for each Crowd Note is equal to $0.39 per share, or 80% of $0.49. The price per share for the Tier 1 Crowd Notes with a $6.4 million valuation cap is equal to $0.26, calculated by dividing $6.4 million by 25,088,440 fully-diluted outstanding shares. The price per share for the Tier 2 Crowd Notes with a  $7.2 million valuation cap is equal to $0.29, calculated by dividing $7.2 million by 25,088,440 fully-diluted outstanding shares.  The price per share for the Tier 3 Crowd Notes and the SeedInvest Crowd Note with a $8 million valuation cap is equal to $0.32, calculated by dividing $8 million by 25,088,440 fully-diluted outstanding shares. Therefore, because the conversion prices resulting from a conversion pursuant to the valuation cap are less than the discount price, each Crowd Note converts pursuant to its respective valuation cap. Please see Note 5 located on page II-13.

Note 9. Subsequent Events, page II-15

14.	Please revise to include a discussion of the shares issued in the Regulation Crowdfunding offering on March 3, 2021v. Also, ensure that all subsequent shares issuances are disclosed including the 47,709 shares as noted on page 17. In addition, disclose the changes in your authorized common and preferred stock in connection with the March 2021 amendment to your Certificate of Incorporation. Lastly, clarify whether the “anticipated crowdfunding offering” is in addition to the recently completed March 3, 2021 offering or revise accordingly. Refer to ASC 855-10-50-2.

Response: We have included revisions in the Offering Circular accordingly to include these disclosures and to clarify that the “anticipated crowdfunding offering” is the offering of Series Seed-1 Preferred Stock described in the Amendment. There were no changes to our authorized common or preferred stock in connection with the March, 2021 amendment to our Certificate of Incorporation, which was filed only to change the name of the Company to Appmail, Inc. Please see Note 9 located on page II-15.

General

15.	We note that your bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your offering statement to provide investors with disclosure about this provision, including disclosure regarding the risks or other impacts of the provision on investors. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please provide appropriate disclosure.

Response: We acknowledge the Staff’s comment and advise the Staff that the forum selection provision does not apply to actions arising under the Securities Act and Exchange Act and will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws. We have added the following risk factor to the Offering Circular:

“The Company’s amended and restated bylaws (“Bylaws”) provide, to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between the Company and its stockholders, which could increase costs to bring a claim, discourage claims or limit the ability of the Company’s stockholders to bring a claim in a judicial forum viewed by the stockholders as more favorable for disputes with the Company or the Company’s directors, officers or other employees.

Our Bylaws provide, to the fullest extent permitted by law, that unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine, shall, in each case, be the Delaware Court of Chancery located within the State of Delaware (or, if the Delaware Court of Chancery located within the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware).

The choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits against the Company or the Company’s directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Company’s amended and restated bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. The exclusive forum provision in the Company’s amended and restated bylaws will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.”

Please see page 16.

16.	We note your disclosure in Part 1 Item 6 that you have not issued securities within 1 year. However, it appears that you sold securities pursuant to Regulation CF in the last year. Please revise.

Response: We have revised the disclosure to include all securities sold in the past year pursuant to Regulation CF.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Joseph F. Daniels, Esq. at (212) 609-6904.

Sincerely,

/s/ Shi Li

Shi Li, Chief Executive Officer